UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of April, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange today that its subsidiary in Spain, CEMEX España, S.A. (“CEMEX España”), has been formally notified of fines in the aggregate amount of approximately €455 million (approximately U.S.$624.31 million as of April 3, 2014, based on an exchange rate of €0.7288 to U.S.$1.00) resulting from the July 7, 2011 tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain had challenged part of the tax losses reported by CEMEX España for such years. The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. CEMEX España intends to appeal such fines. At this stage, we are not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España will file could take an extended amount of time to be resolved, but if all appeals that CEMEX España files are adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

This report on Form 6-K shall be deemed to be incorporated by reference into CEMEX Finance LLC’s Offer to Purchase, dated March 25, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 4, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller